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                                                               Exhibit (a)(2)(i)

HANOVER
80TH  1924-2004
  ANNIVERSARY

                               [Graphic Omitted]

To: HOLDERS OF RECORD OF 15 OR LESS SHARES OF CLASS A COMMON STOCK OF HANOVER FOODS CORPORATION AT THE CLOSE OF BUSINESS ON NOVEMBER 22, 2004

         We are pleased to enclose an Offer to Purchase for cash all of the shares of Class A common stock of Hanover Foods Corporation (the "Company") held of record at the close of business on November 22, 2004 by persons owning 15 or less shares of Class A common stock of record at such time. IF YOU OWNED MORE THAN 15 SHARES OF CLASS A COMMON STOCK OF RECORD AT THE CLOSE OF BUSINESS ON NOVEMBER 22, 2004, THIS OFFER TO PURCHASE DOES NOT APPLY TO YOU.*

         The purchase price per share is $131.00, which is a substantial premium over the $84.25 last trade price of Class A common stock on November 19, 2004 on the Over-the-Counter Bulletin Board. The published bid price for the Class A common stock at the close of business on December 1, 2004 was $84.25.

         To take advantage of the $131.00 purchase price, which is based upon an independent appraisal, you must tender all of your shares of Class A common stock in the manner described in the enclosed Offer to Purchase on or before 5:00 PM, Hanover time, on January 7, 2005. The offer automatically terminates at 5:00 PM on January 7, 2005, unless it is extended by the Company.

         The Offer to Purchase is made subject to all of the terms and conditions contained in the enclosure.

         Merry Christmas and Happy Holidays.

                                        Very truly yours,


                                        /s/ Gary T. Knisely
                                        ---------------------------------
                                        Gary T. Knisely
                                        Executive Vice President

         *The Sarbanes-Oxley Act of 2002 and related SEC rules have substantially increased the cost of continuing to be an SEC reporting company (see page 8 of enclosure). The sole purpose of this Tender Offer is to permit the Corporation to deregister its Class A common stock in order to achieve substantial cost savings (see page 6 of enclosure). This Tender Offer is not being made to all Class A shareholders because the cost to do so could exceed $37 million and would impair the future growth of the Company (see page 10 of enclosure). We expect that Class A shareholders who are not eligible for this Tender Offer will be afforded an electronic public market place on the Pink Sheets (www.pinksheets.com) for their Class A shares.